Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY REPORTS $837 MILLION IN CASH FLOW
PENNSYLVANIA MARCELLUS DEVELOPMENT ON TRACK
ANNOUNCES ENTRY INTO EAGLE FORD SHALE PLAY

CALGARY, Alberta, May 5, 2010 – Talisman Energy Inc. reported its operating and financial results for the first quarter of 2010.

•
Cash flow1 during the quarter was $837 million compared to $1.3 billion a year ago and $921 million in the previous quarter. Excluding the effect of financial instruments, cash flow was 23% higher than the first quarter of 2009, which included significant gains on derivatives.

•	Net income was $228 million compared to $455 million in the first quarter of 2009 and a loss of $111 million in the fourth quarter of 2009.
•	Earnings from continuing operations1 were $122 million compared to $320 million a year earlier and $65 million in the previous quarter.
•
Production averaged 435,000 boe/d compared to 450,000 boe/d in the prior year. Production from continuing operations was 405,000 boe/d compared to 401,000 boe/d in the same period of the prior year and 389,000 boe/d in the previous quarter.

•	Net debt1 at March 31 was $1.8 billion, down from $2.1 billion at year end 2009.
•	Talisman is progressing the sale of non-core, gas-weighted assets in North America.
•	Production from the Pennsylvania Marcellus shale play reached 150 mmcf/d at the end of April.
•	Talisman reached agreement to acquire 37,000 net acres in the Eagle Ford shale play in south Texas.
•	The company tested a successful horizontal Utica shale well in Quebec.
•	Talisman set a new production record in Southeast Asia of 118,000 boe/d.
•	Talisman has acquired interests in three large shale gas blocks in Poland.

 “We continue to make excellent progress on our strategic transition,” said John A. Manzoni, President and Chief Executive Officer. “During the quarter, we announced a number of agreements to sell additional non-core properties in North America. The metrics for these predominantly gas-weighted assets were very good. The agreements are at different stages of completion and we expect the sales process to be completed by mid-year. These sales give us additional financial flexibility and help continue to strengthen the focus on our low-cost North American shale gas programs.

“We have made an entry into the Eagle Ford shale play in south Texas, with agreements to purchase 37,000 net acres in the liquids transition window of the play. These are top tier properties, which are de-risked, with 2,000 boe/d of current production, and ready for commercial development.

“We have farmed into three Baltic shale gas concessions in Poland. We will complete seismic acquisition this year in preparation for drilling in 2011. We see this as creating an option in our international exploration portfolio, leveraging our position as an international company with shale gas expertise.

___________________________
1 The terms “cash flow”, “earnings from continuing operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

“North American natural gas prices have come down significantly in the past few months as the market looks at continuing oversupply into the shoulder months. This situation may persist for some time; however, we are well positioned to weather a period of prolonged weakness in gas prices, with a strong balance sheet and capital programs that we can adjust to maximize value, without compromising our strategic transition.   Talisman’s land retention commitments are low in our shale plays, which allow us to dictate the pace of spending and drilling.

“We benefit from a diverse portfolio, which is more than 50% weighted to oil globally.  Talisman’s net debt was $1.8 billion at the end of the quarter, down from $2.1 billion at year-end. We expect to end the year with a significant cash balance, which will provide us with flexibility heading into 2011.

 “Turning to the quarter, cash flow was $837 million compared to $1.3 billion in the first quarter of 2009.  Last year, cash flow was enhanced by the proceeds from financial instruments, which totaled about $600 million in the first quarter of 2009.  Excluding the impact of derivatives, cash flow was up 23% compared to a year ago and 5% above the prior quarter. We have seen progressively higher oil prices more than offset a stronger Canadian dollar and increased taxes.

“Net income in the first quarter was $228 million versus a loss of $111 million in the fourth quarter, but down from the first quarter of last year, which saw significant accounting gains from asset sales. Earnings from continuing operations, which strip out non-operational items, were $122 million, almost double the fourth quarter number, but also down from a year ago, which, as mentioned, saw strong realized gains on financial instruments.

“Capital investment for the year is projected to be around $4.6 billion.  This is below our initial guidance of $4.9 billion, due to exchange rate impacts. Although our projected activity levels will remain constant at this stage in the year, we will keep our investment plans into the gas business under review as the year progresses.

“Operationally, production from continuing operations averaged 405,000 boe/d, up slightly from a year ago and 4% higher than the fourth quarter, with strong growth in Southeast Asia and Norway. Notably, this is the first quarter since we began our transition into shale gas that increases in shale volumes have offset conventional natural gas declines in North America. The absolute pace of shale growth will depend on how much capital we choose to invest, but the pattern is now set.

 “Our underlying production guidance is unchanged for the year.  In January, I noted that excluding potential North American asset sales, we would hold production broadly flat, at about 425,000 boe/d this year. Subsequent to the end of the quarter, we announced sales of non-core assets with current production of 42,500 boe/d of production. Assuming that most of these transactions close by mid year, Talisman’s annual production is now expected to average just over 400,000 boe/d.

“In Pennsylvania, our Marcellus shale program is on target for exit volumes of 250-300 mmcf/d by year end. We brought 22 wells on-stream and, at the end of April, we have an inventory of 41 wells, which have been drilled and are waiting on completion. Production averaged 85 mmcf/d for the quarter, reaching 150 mmcf/d at the end of April.

“In the Montney Shale, we continued the development program at Farrell Creek, drilling three horizontal development wells, with production of 22 mmcf/d in March. We also drilled three pilot wells in the Greater Cypress area. In Quebec, we tested our first horizontal well at St. Edouard, with 30-day initial production rates of 5 mmcf/d. Two additional horizontal wells were also drilled in the quarter, which will likely be tested in the second half of the year.

“UK production was down in the quarter with a well intervention at Tweedsmuir; repairs were successfully completed in early April. Talisman is continuing to progress the Burghley, Auk North and Auk South projects.

“Volumes were up significantly in Norway as a result of successful infill programs in the Varg and Brage fields and improved Rev uptime. Two successful wells were drilled in the Yme field and the topsides are expected to leave the construction yard in the second quarter.

“Southeast Asia set new production records again during the quarter with increased contract takes from Corridor and higher PM-3 CAA volumes, where infill drilling is underway. Talisman completed its first development well at Jambi Merang, with first production expected in mid-2011 and the company has received regulatory approval for the Kitan field development in Australia.

“Drilling in our international exploration program is largely weighted towards the second half of the year. However, we completed testing of the Situche discovery in Peru and in the Kurdistan region of northern Iraq, drilling towards the deeper target in the Kurdamir well continued during the quarter.

“In summary, we are making good progress in our strategic transition and expect to see underlying growth from the second half of this year.  Our balance sheet is strong and our capital programs flexible to allow us to maximize value from our investments in a volatile commodity price environment, while maintaining our strategic direction and progress.”

Financial Results

March 31	Three Months Ended
	2010	2009
Cash flow ($ million)	837	1,309
Cash flow per share2	0.82	1.29

Net income ($ million)	228	455
Net income per share	0.22	0.45

Earnings from continuing operations ($ million)	122	320
Earnings from continuing operations per share 2	0.12	0.32

Average shares outstanding (million)	1,017	1,015

Cash flow averaged $837 million for the quarter compared to $1.3 billion a year ago and $921 million in the previous quarter. Excluding the cash impact of held-for-trading financial instruments, cash flow was up 23% over the first quarter of 2009 and 5% above the previous quarter.  The underlying increase in cash flow compared to a year ago is due primarily to higher oil prices, offset partly by a stronger Canadian dollar and higher taxes.

Net income was $228 million, down from $455 million in the same quarter a year ago, but up from a loss of $111 million in the previous quarter.  Earnings from continuing operations were $122 million, almost double the fourth quarter results, but down from the same period a year ago.

___________________________
2 The terms “cash flow per share” and “earnings from continuing operations per share” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

The company’s depreciation, depletion and amortization (DD&A) expense averaged $582 million during the quarter, down 13% from a year ago, due to reserve additions in the North Sea at the end of 2009, growing shale gas volumes and exchange rate movements. Dry hole expense was $6 million compared to $216 million in 2009. Current income taxes were $235 million compared to $142 million in the first quarter of last year and $253 million in the previous quarter.

Exploration and development spending during the quarter totalled $735 million, with 38% in North America, 37% for development in the North Sea, 17% for international exploration and 8% for development in Southeast Asia and other areas.

Net debt at the end of March was $1.8 billion, compared to $2.1 billion at year end.

Production
March 31	Three Months Ended
	2010	2009
Oil and liquids (bbls/d)	207,000	235,000
Natural gas (mmcf/d)	1,368	1,291
Total (mboe/d)	435	450

Continuing operations (mboe/d)	405	401

Production from continuing operations averaged 405,000 boe/d during the quarter, an increase of 1% compared to the previous year and 4% higher than the previous quarter. Total production averaged 435,000 boe/d.

Natural gas volumes increased 6%, driven by Southeast Asia (higher Corridor contract takes, PM-3 CAA) offsetting slightly lower year over year volumes in North America.  Natural gas volumes in North America were unchanged from the previous quarter as gains in shale gas production offset conventional declines.

Oil volumes were down, reflecting a well intervention in the UK and natural declines in North America. This was partially offset by a 26% increase in liquids production in Norway, with successful development drilling at Varg and Brage and a full quarter of production from the Rev Field.

Netbacks

March 31	Three Months Ended
$/boe	2010	2009
Sales	57.02	44.17
Royalties	8.48	5.93
Transportation	1.56	1.40
Operating expenses	13.22	12.36
Netback	33.76	24.48

Oil & liquids netback ($/bbl)	45.86	29.68
Natural gas netback ($/mcf)	3.80	3.14

Netbacks in the first quarter averaged $33.76/boe, up 38% from a year ago and 6% above the previous quarter. WTI oil prices averaged US$78.70/bbl, up 83% from the first quarter of 2009.  NYMEX natural gas prices averaged US$5.26/mmbtu, an increase of 8%. Gains in US dollar-based oil prices were partially offset by a stronger Canadian dollar, which has appreciated 17% over the past year.

Talisman’s royalty rates averaged 14% during the quarter compared to 16% a year ago, with lower royalty rates in Southeast Asia. Unit operating costs were up 7% year over year, with decreases in all regions except the UK, where unit costs increased due to lower production.

North America

In North America, production averaged 157,000 mboe/d for the first quarter, down 13% from a year ago.  Production from continuing operations was 128,000 mboe/d, down 5% from the same period in 2009. Natural gas volumes decreased 4% year over year, but were unchanged compared to the fourth quarter as growing volumes from shale development offset declines in conventional areas.  Capital spending included $247 million in shale areas for development and piloting activities, plus $30 million on other properties.

In the Pennsylvania Marcellus area, the company drilled 35 gross wells (30.5 net) in the quarter, 26 operated and nine non-operated.  Seven horizontal rigs were employed in the operated program for most of the quarter. At the end of the quarter, eight rigs were drilling.  Twenty-one operated wells and one non-operated well were brought on production and, at the end of April, the company had 41 gross (34 net) wells rig released, which are awaiting completion.

Talisman exited the quarter with production of 97 mmcf/d from 49 wells.  Average production for the quarter was 85 mmcf/d, reaching 150 mmcf/d at the end of April.   Average 30-day initial production rates for wells brought onstream during the quarter were approximately 5 mmcf/d.

In the Montney Shale, Talisman drilled a total of six gross (5.2 net) wells, with three gross (three net) horizontal development wells in the Farrell Creek area, which are expected to be completed in the second half of this year.  Talisman exited the quarter with production of 22 mmcf/d.  Four operated rigs were drilling in the Farrell Creek area at the end of March.

Talisman is carrying out a pilot program in the Greater Cypress area of the Montney Shale and completed three gross (two net) wells during the quarter.

Talisman is continuing its pilot program in the Quebec Utica Shale and drilled two horizontal wells during the first quarter.  These wells will likely be tested in the second half of 2010.  The company had encouraging test results from the Saint Edouard horizontal well, which was drilled in 2009, with a 30-day initial production rate of over 5 mmcf/d.

Talisman has entered into agreements to acquire 37,000 net operated acres in the liquids transition window of the Eagle Ford shale play for US$360 million where the company expects to drill seven wells in 2010. The acquisition comes with approximately 2,000 boe/d of production and a contiguous acreage position. The assets have been largely de-risked through six assessment wells and are ready to go into development. The company expects to commence a single rig drilling program in June of this year.

Production from Talisman's conventional areas was 676 mmcf/d natural gas and 26,000 bbls/d of liquids. In total, 25 gross (19 net) wells were drilled in the first quarter.

UK

Production in the UK averaged 86,000 boe/d in the first quarter of 2010, a 20% decrease from the first quarter of 2009 and a 7% increase from the previous quarter. Against the same period in 2009, the majority of the decrease in production was due to the shut-in of a Tweedsmuir producer well to allow well intervention work. The intervention was successfully completed in early April and the well is now back on stream.

The company spent approximately $110 million on development in the UK during the quarter, with approximately three quarters directed at the Auk North, Auk South and Burghley projects.

In the Central North Sea, the Auk North development is on schedule with first oil targeted in 2011. Auk South is steadily progressing with first oil expected in 2012. Work on the Burghley development is proceeding with first oil planned for the fourth quarter of 2010.

Norway

Production in Norway averaged 60,000 boe/d in the first quarter of 2010, a 38% increase over the same period in 2009 and an 8% increase from the previous quarter with good performance from recent development wells in the Varg and Brage fields.  The year over year increase also reflects higher volumes from Rev, which was still being commissioned in early 2009.

At Varg, a successful infill well was drilled in the fourth quarter of 2009 and a further well was completed in January 2010. Infill wells at Brage also continued to produce at better than expected rates.

The Yme project continues to progress to first production in the second half of 2010, with the topsides due to leave the construction yard during the second quarter. Two successful wells have been drilled and drilling operations are expected to be completed by the end of the second quarter.

The company spent $163 million on development in Norway during the quarter, with approximately half of the spend on development drilling and one-third directed at the Yme redevelopment.

Southeast Asia

The company spent $42 million on development activities in Southeast Asia during the quarter. Talisman continued to set new production records in the region, with an average of 118,000 boe/d during the quarter, 17% higher than the first quarter of 2009 and 5% above the previous quarter.

In Malaysia, production averaged 35,000 boe/d, an increase of 9% over the previous period and 31% higher than the first quarter of 2009 when PM-3 CAA was shutdown to commission the Northern Fields oil development.

During the quarter, drilling continued on the Southern Fields improved oil recovery program. Seven of 11 planned wells have been drilled to date with the two most recent wells producing 2,500 bbls/d. Three development wells were also drilled and completed in the Northern Fields, with two wells on production.

In Indonesia, production averaged 76,200 boe/d, an increase of 21% over a year ago and 8% higher than the previous quarter. Sales from Corridor were up 16% with increased contract takes. Talisman’s share of production from the Tangguh LNG facility averaged approximately 3,000 boe/d,  with Trains 1 and 2 running at around 75% capacity.

Talisman acquired a 25% interest in the Jambi Merang Joint Operating Body (JOB) property in January. Plans are to drill three new wells and complete five existing wells by year end, with first production expected in mid-2011.

In Vietnam, production averaged 2,800 boe/d. A three-well infill program has been sanctioned for Song Doc, with drilling expected to start in the third quarter. On Block 15-2/01, the company is reviewing development options for the HST field and the HSD discovery.

In Australia, production averaged 4,200 boe/d. Regulatory approval of the Kitan field development was received in late April and first production is expected in the second half of 2011.

International Exploration

International exploration spending during the first quarter was $123 million.  The capital program was largely directed at exploration and appraisal drilling in the North Sea, Latin America, Southeast Asia and the Kurdistan region of northern Iraq.  A number of seismic acquisitions were also ongoing during the quarter.

In Colombia, the company drilled a well in the El Eden Block of the Colombian Foreland Trend.  The company also completed a farm-down of its interests in Block CPO-9 during the quarter.

In Peru, the testing of the Lower Vivian reservoir in the Situche Central 3X well in Block 64 was completed during the quarter.  The well flowed at 5,200 bbls of oil per day of 37 degree API crude. The rig will now move to Block 101 to drill the Runtasapa exploration well.

In Malaysia, the Sliver-2 appraisal well was drilled during the quarter, confirming the extent of the pool.  A one-year license extension has been granted and commercialization options are being evaluated.

In Norway, the company has recently spudded an appraisal to the 2009 Grevling discovery.  In the UK, the company is drilling the TP2 well in the Tweedsmuir area.

In the Kurdistan region of northern Iraq, the Kurdamir-1 well, where significant amounts of gas condensate have been discovered, encountered high-formation pressures in a deeper section of the well.  A sidetrack has commenced to evaluate oil and gas shows in the deeper Tertiary and Cretaceous section.

In February, Talisman entered into a farm-in agreement to acquire a 60% interest in two Baltic shale gas concessions in Poland.  Subsequent to quarter end, Talisman was awarded a third concession that was pending governmental approval. This is Talisman’s first international shale play and allows the company to leverage its North American shale gas expertise in a highly prospective area. In 2010, Talisman expects to complete a seismic acquisition to prepare for a drilling program of up to six wells in 2011 and 2012.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia.  The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:

David Mann, Vice-President	Christopher J. LeGallais, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
Email: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

07-10

 Forward-Looking Information
This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding:

•	business strategy, plans and priorities;
•	expected onstream dates of North Sea developments;
•	expected timing of closing of non-core asset sales;
•	expected exit volumes in the Marcellus Shale play;
•	planned drilling in the Eagle Ford Shale play;
•	expected first oil and completion of drilling operations in the Yme Field and schedule regarding the Yme platform;
•	expected first oil from Auk North, Auk South and Burghley;
•	planned drilling and expected first production from Jambi Merang;
•	planned drilling in the Song Doc field; and
•	expected completion of seismic acquisition; and
•	planned drilling in Poland.

The following material assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this news release. Talisman has set its 2010 capital expenditure plans assuming: (1) Talisman’s production in 2010 will be approximately 400,000 boe/d, assuming that most of the North American asset sales close by mid-year; (2) a US$60/bbl WTI oil price, and (3) a US$3.50/mmbtu NYMEX natural gas price.  Information regarding business plans generally assumes that the extraction of crude oil, natural gas and natural gas liquids remains economic.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to:

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages;
•	risks and uncertainties involving geology of oil and gas deposits;
•	uncertainty related to securing sufficient egress and markets to meet shale gas production;
•	the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk;
•	the uncertainty of estimates and projections relating to production, costs and expenses;
•	the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts;
•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;
•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;
•	the outcome and effects of any future acquisitions and dispositions;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing and changes in capital markets;
•	risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action);
•	changes in general economic and business conditions;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and
•	results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company’s operations or financial results are included in the company’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

The completion of any contemplated disposition is contingent on various factors including favorable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such disposition.

Oil and Gas Information
Throughout this news release, Talisman makes reference to production volumes. Such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrels of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil and is based on an energy equivalence conversion method. Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Canadian Dollars and GAAP
Canadian Dollars and GAAP Dollar amounts are presented in Canadian dollars, except where otherwise indicated. Unless otherwise indicated, the financial information is set out in accordance with Canadian GAAP which may differ from US GAAP. See the notes to Talisman’s Annual Consolidated Financial Statements for the significant differences between Canadian and US GAAP.

Non-GAAP Financial Measures
Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from continuing operations and net debt. These terms are not defined by GAAP in either Canada or the US. Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of cash flow, earnings from continuing operations and net debt may not be comparable to similarly titled measures reported by other companies. Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, future taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with Canadian GAAP as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. A reconciliation of cash provided by operating activities to cash flow follows.

Cash Flow
$ million, except per share amounts

	Three months ended
March 31,	2010	2009
Cash provided by operating activities	1,129	1,086
Changes in non-cash working capital	(292)	223
Cash flow	837	1,309
Cash provided by discontinued operations1	(71)	(89)
Cash flow from continuing operations	766	1,220
Cash flow per share	0.82	1.29
Cash flow from continuing operations per share	0.75	1.20
1.	Comparatives restated for operations classified as discontinued since March 31, 2009.

Earnings from continuing operations are calculated by adjusting the company’s net income per the financial statements, for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from continuing operations per share are earnings from continuing operations divided by the average number of common shares outstanding during the period. A reconciliation of net income to earnings from continuing operations follows.

Earnings from Continuing Operations
$ million, except per share amounts

	Three months ended
March 31,	2010	2009
Net income	228	455
Operating income from discontinued operations	19	3
Gain (loss) on disposition of discontinued operations	(39)	519
Income (loss) from discontinued operations1	(20)	522
Income (loss) from continuing operations	248	(67)
Mark-to-market changes in commodity derivatives2 (tax adjusted)	(126)	387
Stock-based compensation expense (recovery)3 (tax adjusted)	(65)	23
Foreign exchange on net debt and future income taxes	24	-
Future tax recovery of unrealized foreign exchange gains (losses) on foreign denominated debt4	40	(23)
Earnings from continuing operations	122	320

Per share5	0.12	0.32

1.	Comparatives restated for operations classified as discontinued subsequent to March 31, 2009.
2.
Changes in mark-to-market commodity derivatives relate to the change in the period of the mark-to-market value of the company’s outstanding commodity derivatives that are classified as held-for-trading financial instruments.

3.
Stock-based compensation expense relates principally to the mark-to-market value of the company’s outstanding stock options and cash units at March 31.  The company’s stock based compensation expense is based principally on the difference between the company’s share price and its stock options or cash units exercise price.

4.	Tax adjustments reflect future taxes relating to unrealized foreign exchange gains and losses associated with the impact of fluctuations in the Canadian dollar on foreign denominated debt.
5.	This is a non-GAAP measure.

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Net Debt
$ million

	March 31, 2010	December 31, 2009
Long-term debt	3,654	3,780
Bank indebtedness	15	36
Cash and cash equivalents	(1,874)	(1,690)
Net debt	1,795	2,126

Talisman Energy Inc.
Highlights
(unaudited)

	Three months ended
	March 31
	2010	2009
Financial
(millions of C$ unless otherwise stated)
Cash flow1	837	1,309
Net income	228	455
Capital expenditures	750	711
Per common share (C$)
Cash flow1	0.82	1.29
Net income	0.22	0.45
Production
(daily average)
Oil and liquids (bbls/d)
North America	25,799	40,758
UK	83,065	102,688
Scandinavia	44,302	34,874
Southeast Asia	39,560	37,341
Other	14,176	19,215
Total oil and liquids	206,902	234,876
Natural gas (mmcf/d)
North America	787	829
UK	17	30
Scandinavia	91	50
Southeast Asia	473	382
Total natural gas	1,368	1,291
Total mboe/d2	435	450
Prices3
Oil and liquids (C$/bbl)
North America	69.68	42.65
UK	79.50	56.36
Scandinavia	82.05	56.50
Southeast Asia	79.30	52.69
Other	78.31	59.04
Total oil and liquids	78.70	53.64
Natural gas (C$/mcf)
North America	5.83	5.51
UK	5.16	5.93
Scandinavia	5.94	9.88
Southeast Asia	6.98	5.35
Total natural gas	6.23	5.64
Total (C$/boe)2	57.02	44.17

1.	Cash flow and cash flow per share are non-GAAP measures.
2.	Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.
3.	Prices are before hedging.

Includes the results of continuing and discontinued operations.

Talisman Energy Inc.
Consolidated Balance Sheets

	March 31	December 31
(millions of C$)	2010	2009
		(restated)
Assets
Current
Cash and cash equivalents	1,874	1,690
Accounts receivable	1,148	1,265
Inventories	129	144
Prepaid expenses	37	9
Assets of discontinued operations	34	46
	3,222	3,154

Other assets	364	290
Goodwill	1,177	1,194
Property, plant and equipment	16,538	17,137
Assets of discontinued operations	1,474	1,843
	19,553	20,464
Total assets	22,775	23,618

Liabilities
Current
Bank indebtedness	15	36
Accounts payable and accrued liabilities	1,977	2,126
Income and other taxes payable	403	357
Current portion of long-term debt	363	10
Future income taxes	41	68
Liabilities of discontinued operations	7	7
	2,806	2,604

Deferred credits	57	59
Asset retirement obligations	2,004	2,116
Other long-term obligations	144	168
Long-term debt	3,291	3,770
Future income taxes	3,489	3,646
Liabilities of discontinued operations	136	144
	9,121	9,903

Contingencies and commitments

Shareholders' equity
Common shares, no par value
Authorized: unlimited
Issued and outstanding:
March 31, 2010 - 1,018,986,947 (December 31, 2009 - 1,014,876,564)	2,443	2,374
Contributed surplus	95	153
Retained earnings	9,402	9,174
Accumulated other comprehensive loss	(1,092)	(590)
	10,848	11,111
Total liabilities and shareholders' equity	22,775	23,618

Prior period balances have been restated to reflect the financial position of discontinued operations.

Talisman Energy Inc.
Consolidated Statements of Income and Loss

	Three months ended March 31
(millions of C$)	2010	2009
		(restated)

Revenue
Gross sales	2,085	1,728
Less royalties	301	276
Net sales	1,784	1,452
Other	29	34
Total revenue	1,813	1,486

Expenses
Operating	498	492
Transportation	61	56
General and administrative	82	81
Depreciation, depletion and amortization	582	668
Dry hole	6	216
Exploration	96	68
Interest on long-term debt	41	45
Stock-based compensation (recovery)	(72)	33
Gain on held-for-trading financial instruments	(97)	(73)
Other, net	113	16
Total expenses	1,310	1,602
Income (loss) from continuing operations before taxes	503	(116)
Taxes
Current income tax	235	142
Future income tax (recovery)	(7)	(205)
Petroleum revenue tax	27	14
	255	(49)
Income (loss) from continuing operations	248	(67)
Income (loss) from discontinued operations	(20)	522
Net income	228	455

Per common share (C$)
Income (loss) from continuing operations	0.24	(0.07)
Diluted income (loss) from continuing operations	0.24	(0.07)
Income (loss) from discontinued operations	(0.02)	0.52
Diluted income (loss) from discontinued operations	(0.02)	0.52
Net income	0.22	0.45
Diluted net income	0.22	0.45
Weighted average number of common shares outstanding (millions)
Basic	1,017	1,015
Diluted	1,035	1,015

Prior period balances have been restated to reflect the results of discontinued operations.

Talisman Energy Inc.
Consolidated Statements of Cash Flows

	Three months ended March 31
(millions of C$)	2010	2009
		(restated)

Operating activities
Income (loss) from continuing operations	248	(67)
Items not involving cash	422	1,219
Exploration	96	68
	766	1,220
Changes in non-cash working capital	292	(223)
Cash provided by continuing operations	1,058	997
Cash provided by discontinued operations	71	89
Cash provided by operating activities	1,129	1,086

Investing activities
Capital expenditures
Exploration, development and other	(750)	(711)
Corporate acquisitions	(189)	-
Property acquisitions	(25)	(28)
Proceeds of resource property dispositions	107	33
Changes in non-cash working capital	(56)	(254)
Discontinued operations, net of capital expenditures	17	351
Cash used in investing activities	(896)	(609)

Financing activities
Long-term debt repaid	-	(690)
Long-term debt issued	-	370
Common shares issued	5	1
Deferred credits and other	(7)	4
Changes in non-cash working capital	(2)	1
Cash used in financing activities	(4)	(314)
Effect of translation on foreign currency cash and cash equivalents	(38)	(16)
Net increase in cash and cash equivalents	191	147
Cash and cash equivalents net of bank indebtedness, beginning of period	1,668	12
Cash and cash equivalents net of bank indebtedness, end of period	1,859	159

Cash and cash equivalents	1,874	181
Bank indebtedness	(15)	(22)
Cash and cash equivalents net of bank indebtedness, end of period	1,859	159

Prior period balances have been restated to reflect the cash flows of discontinued operations.

Segmented information

	North America1		UK		Scandinavia		Southeast Asia2		Other3		Total
(millions of C$)	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Revenue
Gross sales	474	429	606	529	372	242	568	390	65	138	2,085	1,728
Royalties	67	61	2	1	-	-	194	145	38	69	301	276
Net sales	407	368	604	528	372	242	374	245	27	69	1,784	1,452
Other	23	26	5	7	1	1	-	-	-	-	29	34
Total revenue	430	394	609	535	373	243	374	245	27	69	1,813	1,486
Segmented expenses
Operating	111	121	233	211	86	74	63	68	5	18	498	492
Transportation	19	12	10	13	16	12	14	17	2	2	61	56
DD&A	195	206	161	236	145	103	76	109	5	14	582	668
Dry hole	1	100	-	31	(1)	28	(8)	51	14	6	6	216
Exploration	32	22	5	2	11	6	24	15	24	23	96	68
Other	(19)	4	(2)	4	66	1	10	(2)	7	12	62	19
Total segmented expenses	339	465	407	497	323	224	179	258	57	75	1,305	1,519
Segmented income (loss) before taxes	91	(71)	202	38	50	19	195	(13)	(30)	(6)	508	(33)
Non-segmented expenses
General and administrative											82	81
Interest on long-term debt											41	45
Stock-based compensation (recovery)											(72)	33
Currency translation											51	(3)
Gain on held-for-trading financial instruments											(97)	(73)
Total non-segmented expenses											5	83
Income (loss) from continuing
operations before taxes											503	(116)
Capital expenditure
Exploration	122	81	6	46	13	59	45	81	59	63	245	330
Development	156	(4)	110	131	163	115	42	196	20	1	491	439
Midstream	(1)	35	-	-	-	-	-	-	-	-	(1)	35
Exploration and development	277	112	116	177	176	174	87	277	79	64	735	804
Property acquisitions											222	66
Proceeds on dispositions											(143)	(71)
Other non-segmented											10	10
Net capital expenditures4											824	809
Property, plant and equipment	6,665	6,861	4,120	4,549	1,951	2,040	2,960	2,864	842	823	16,538	17,137
Goodwill	164	167	263	289	608	628	142	110	-	-	1,177	1,194
Other	2,242	1,252	307	386	207	226	501	427	106	156	3,363	2,447
Discontinued operations	1,508	1,850	-	-	-	-	-	-	-	39	1,508	1,889
Segmented assets	10,579	10,130	4,690	5,224	2,766	2,894	3,603	3,401	948	1,018	22,586	22,667
Non-segmented assets											189	951
Total assets											22,775	23,618

1. North America	2010	2009	2. Southeast Asia	2010	2009
Canada	374	359	Indonesia	215	138
US	56	35	Malaysia	119	67
Total revenue	430	394	Vietnam	16	29
Canada	5,465	5,699	Australia	24	11
US	1,200	1,162	Total revenue	374	245
Property, plant and equipment	6,665	6,861	Indonesia	1,052	1,243
			Malaysia	1,122	1,171
			Vietnam	263	241
			Papua New Guinea	328	-
			Australia	195	209
			Property, plant and equipment	2,960	2,864

			3. Other
			Algeria	27	69
			Total revenue	27	69
			Algeria	201	193
			Other	641	630
			Property, plant and equipment	842	823
			4 Excluding corporate acquisitions